UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2012

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Calle 50 y Aquilino de la Guardia

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

March 16, 2012

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

By: /s/ Pedro Toll

Name: Pedro Toll
Title: General Manager

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
Street address:
Calle 50 and Aquilino de la Guardia
Mailing address: P.O. Box 0819-08730
Panama City, Republic of Panama

March 15, 2012

Dear Common Shareholders:

You are cordially invited to attend the Annual Meeting of Shareholders (the “Annual Meeting”) of Banco Latinoamericano de Comercio Exterior, S.A. (hereinafter called the “Bank”) to be held at the Panama Marriott Hotel, Calle 52 and Ricardo Arias, Panama City, Republic of Panama, on Tuesday, April 17, 2012, at 10:00 a.m. (Panama time).

At the Annual Meeting, the holders of the shares of all classes of the Bank’s common stock will be asked to vote:

(1)	to approve the Bank’s audited consolidated financial statements for the fiscal year ended December 31, 2011 (Proposal 1);

(2)	to appoint Deloitte as the Bank’s independent registered public accounting firm for the fiscal year ending December 31, 2012 (Proposal 2);

(3)	to elect three directors (one director to represent the holders of the class E shares of the Bank’s common stock, and two directors to represent the holders of all classes of shares of the Bank’s common stock), each to serve a three-year term (Proposal 3);

(4)	to approve, on an advisory basis, the Bank’s executive compensation (Proposal 4); and

(5)	to transact such other business as may properly come before the Annual Meeting or any postponements or adjournments thereof.

Proposals 1, 2, 3 and 4 are more fully described in the attached Proxy Statement. Also attached are a Notice of the Annual Meeting and a proxy card. Copies of the Bank’s 2011 Annual Report which includes its consolidated financial statements for the fiscal year ended December 31, 2011, may be obtained by writing to Mr. Christopher Schech at Calle 50 and Aquilino de la Guardia, P.O. Box 0819-08730, Panama City, Republic of Panama, or by visiting the Investor Relations section of the Bank’s website at http://www.bladex.com.

Important notice to beneficial shareholders of class E shares who hold their shares through a broker rather than directly in their own name: Due to a change in New York Stock Exchange (“NYSE”) rules, your broker will not be able to vote your shares with respect to any non-routine matters (including the election of directors) if you have not given your broker specific instructions to do so. There are two routine matters to be voted on at the Annual Meeting: the approval of the audited consolidated financial statements for the fiscal year ended December 31, 2011 and the appointment of our independent registered public accounting firm for the current year. The election of directors and the advisory vote on executive compensation are matters considered non-routine under applicable rules. A broker or other nominee cannot vote without instructions on non-routine matters, and therefore broker non-votes may exist in connection with such proposals. Your shares also will not be counted in determining whether a quorum is present at the meeting for the purpose of electing directors unless you give explicit instructions to your broker. Most of our outstanding shares are held in this manner, so it is important that you submit a vote. We strongly encourage you to vote. Please vote as soon as possible, even if you plan to attend the Annual Meeting in person. You have three options for submitting your vote before the Annual Meeting: Internet, telephone, or mail.

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To ensure that you are properly represented at the Annual Meeting as a shareholder, we ask that you please read and complete the enclosed materials promptly, and that you duly sign and date the proxy card with your vote. Class E shareholders shall have the option to use the internet or telephone to vote their proxy in accordance with the instructions provided in their proxy cards. Should you attend the Annual Meeting in person, you will be able to vote in person if you so desire, regardless of whether you sent a proxy card.

The Board of Directors of the Bank (the “Board”) requests that you vote FOR the proposals as set forth in the proxy card. Your vote and support are important to the Bank.

On behalf of the Board, we thank you for your cooperation and continued support, and look forward to seeing you in Panama on Tuesday, April 17, 2012.

Sincerely,

Ricardo Manuel Arango
Secretary

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BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON APRIL 17, 2012

NOTICE IS HEREBY GIVEN to all holders of the issued and outstanding shares of common stock of Banco Latinoamericano de Comercio Exterior, S.A., a Panamanian corporation (hereinafter called the “Bank”), as of the record date set forth below, that the 2012 Annual Meeting of Shareholders (such meeting, including any postponements or adjournments thereof, hereinafter referred to as the “Annual Meeting”) of the Bank will be held at the Panama Marriott Hotel, Calle 52 and Ricardo Arias, Panama City, Republic of Panama, at 10:00 a.m. (Panama time), on Tuesday, April 17, 2012. The Annual Meeting will be held for the following purposes:

(1)	to approve the Bank’s audited consolidated financial statements for the fiscal year ended December 31, 2011 (Proposal 1);

(2)	to appoint Deloitte as the Bank’s independent registered public accounting firm for the fiscal year ending December 31, 2012 (Proposal 2);

(3)	to elect three directors (one director to represent the holders of the class E shares of the Bank’s common stock, and two directors to represent the holders of all classes of shares of the Bank’s common stock) to the Board of Directors of the Bank (the “Board”), each to serve a three-year term (Proposal 3);

(4)	to approve, on an advisory basis, the Bank’s executive compensation (Proposal 4); and

(5)	to transact such other business as may properly come before the Annual Meeting or any postponements or adjournments thereof.

The Board has fixed the close of business on March 12, 2012, as the record date for determining shareholders entitled to notice of, and to vote at, the Annual Meeting. The presence (in person or by proxy) of holders representing at least one half (½) of the total issued and outstanding shares of all classes of the Bank’s common stock, plus one additional share of the Bank’s common stock, is necessary to constitute a quorum at the Annual Meeting. In addition, the presence (in person or by proxy) of holders representing at least one half (½) of the issued and outstanding shares of each class of the Bank’s common stock electing directors at the Annual Meeting, plus one additional share of each such class, is necessary to constitute a quorum at the Annual Meeting for the purpose of electing such directors. If a quorum is not present at the Annual Meeting scheduled to be held on Tuesday, April 17, 2012, at 10:00 a.m. (Panama time), then a second meeting will be held at 10:00 a.m. (Panama time) on Wednesday, April 18, 2012, at the same location, with the shareholders present (in person or by proxy) at such second meeting. At the second meeting, a quorum will be constituted by the shareholders present (in person or by proxy) at such meeting; and for the purpose of electing directors, a quorum will be constituted by the shareholders of each separate class of shares present (in person or by proxy) at such meeting.

Shareholders are requested to complete, date and sign the enclosed proxy card and return it promptly in the envelope provided, even if they expect to attend the Annual Meeting in person. Class E shareholders shall have the option to use the internet or telephone or mail to vote their proxy in accordance with the instructions provided in their proxy cards. If shareholders attend the Annual Meeting, they may vote in person if they so desire, even if they have previously mailed their proxy cards. The enclosed proxy card is being solicited by the Board. Each Proposal and the mechanisms for voting, in person or by proxy, are more fully described in the attached Proxy Statement.

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By Order of the Board of Directors,

Ricardo Manuel Arango
Secretary

March 15, 2012

IT IS IMPORTANT THAT ALL SHAREHOLDERS BE REPRESENTED (IN PERSON OR BY PROXY) AT THE ANNUAL MEETING. PLEASE COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD PROMPTLY IN THE ENCLOSED ADDRESSED ENVELOPE, EVEN IF YOU PLAN TO ATTEND THE ANNUAL MEETING IN PERSON. Class E shareholders shall have the option to use the internet or telephone OR MAIL to vote their proxy in accordance with the instructions provided in their proxy cards.

SHAREHOLDERS WHO ATTEND THE ANNUAL MEETING IN PERSON MAY REVOKE THEIR PROXIES AND VOTE IN PERSON IF THEY SO DESIRE.

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BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

PROXY STATEMENT
FOR THE 2012 ANNUAL MEETING
OF SHAREHOLDERS

TO BE HELD ON APRIL 17, 2012

This Proxy Statement is being furnished to holders of shares of common stock of Banco Latinoamericano de Comercio Exterior, S.A. (hereinafter called the “Bank”) in connection with the solicitation by the Board of Directors of the Bank (the “Board”) of proxies to be used at the 2012 annual meeting of shareholders (the “Annual Meeting”) to be held on Tuesday, April 17, 2012, at the Panama Marriott Hotel, Calle 52 and Ricardo Arias, Panama City, Republic of Panama, at 10:00 a.m. (Panama time), and at any postponements or adjournments thereof. Unless the context otherwise requires, all references to the Annual Meeting in this Proxy Statement will mean the Annual Meeting and any postponements or adjournments thereof.

The Annual Meeting has been called for the following purposes:

(1)	to approve the Bank’s audited consolidated financial statements for the fiscal year ended December 31, 2011 (See Proposal 1);

(2)	to appoint Deloitte as the Bank’s independent registered public accounting firm for the fiscal year ending December 31, 2012 (See Proposal 2);

(3)	to elect three directors (one director to represent the holders of the class E shares of the Bank’s common stock, and two directors to represent the holders of all classes of shares of the Bank’s common stock) to the Board, each to serve a three-year term (See Proposal 3);

(4)	to approve, on an advisory basis, the Bank’s on executive compensation (See Proposal 4); and

(5)	to transact such other business as may properly come before the Annual Meeting or any postponements or any adjournments thereof.

The Board recommends that all shareholders vote FOR each of Proposal 1 and Proposal 2. With respect to Proposal 3, the Board recommends that (i) all holders of the class E shares vote FOR Guillermo Güémez García as director to represent the holders of the class E shares, and (ii) all common shareholders vote FOR Gonzalo Menéndez Duque and Jaime Rivera as directors to represent all common shareholders. With respect to Proposal 4, the Board recommends that all shareholders vote FOR the approval, on an advisory basis, of the compensation of the Bank’s Named Executive Officers as disclosed in “Compensation of Executive Officers and Directors” and the related narrative disclosure. This Proxy Statement is being mailed to shareholders entitled to vote at the Annual Meeting on or about March 15, 2012. If the enclosed proxy card is properly executed and returned to the Bank in time to be voted at the Annual Meeting, the shares represented thereby will be voted in accordance with the instructions marked thereon. Class E shareholders shall have the option to use the internet or telephone or mail to vote their proxy in accordance with the instructions provided in their proxy cards. The presence of a shareholder at the Annual Meeting will not automatically revoke that shareholder’s proxy. Shareholders may, however, revoke a proxy at any time prior to its exercise by delivering to the Bank a duly executed proxy bearing a later date, by attending the Annual Meeting and voting in person, or by providing written notice of revocation to the Secretary of the Bank at Calle 50 and Aquilino de la Guardia, P.O. Box 0819-08730, Panama City, Republic of Panama. Unless revoked or unless contrary instructions are given (either by vote in person or by subsequent proxy), if a proxy is duly signed, dated and returned, but has no indication of how the applicable shareholder wants to vote with respect to any of the proposals set forth in such proxy, then such proxy will be deemed to grant authorization to vote as follows: (1) FOR Proposal 1 to approve the Bank’s audited consolidated financial statements for the fiscal year ended December 31, 2011; (2) FOR Proposal 2 to appoint Deloitte as the Bank’s independent registered public accounting firm for the fiscal year ending December 31, 2012; (3) FOR Proposal 3 to elect Guillermo Güémez García as director to represent the holders of the class E shares of the Bank’s common stock, and Gonzalo Menéndez Duque and Jaime Rivera as directors to represent the holders of all classes of shares of the Bank’s common stock; (4) FOR Proposal 4 to approve, on an advisory basis, the compensation of the Bank’s Named Executive Officers as disclosed in “Compensation of Executive Officers and Directors” and the related narrative disclosure; and (5) in accordance with the best judgment of the proxy holders with respect to any other matters which may properly come before the Annual Meeting.

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To reduce the expense of delivering duplicate proxy materials to our shareholders, we will be delivering only one set of proxy materials to multiple shareholders who share an address unless we receive contrary instructions from any shareholder at that address. This practice, known as “householding,” reduces duplicate mailings, saving printing and postage costs as well as natural resources. Each shareholder retains a separate right to vote on all matters presented at the Annual Meeting. If such a shareholder wishes to receive a separate set of proxy materials, the additional copy can be requested by contacting the Secretary of the Bank at Calle 50 and Aquilino de la Guardia, P.O. Box 0819-08730, Panama City, Republic of Panama. A separate set of proxy materials will be sent promptly following receipt of the request. If such shareholder wishes to receive a separate set of proxy materials in the future, the request may be made at the same address provided above.

Solicitation

The cost of soliciting proxies will be borne by the Bank. In addition to the solicitation of proxies by mail, the Bank, through its directors, officers and other employees, may solicit proxies in person or by telephone, fax or e-mail. The Bank will also request persons, firms and corporations holding shares in their names or in the names of nominees, which are beneficially owned by others, to send the proxy material to, and obtain proxies from, such beneficial owners, and will reimburse such holders for their reasonable expenses in doing so. The Bank may engage a proxy soliciting firm to assist in the solicitation of proxies. The cost of the services provided by such firm is not expected to exceed approximately $8,500, plus out-of-pocket expenses.

Voting

The shares of the Bank that entitle the holders of such shares to vote at the Annual Meeting consist of the class A shares, class B shares, and class E shares, with each share entitling its owner to one vote per share at meetings of the shareholders of the Bank, except with respect to the election of directors. For the election of directors, the votes of the holders of each class of shares of the Bank’s common stock will be counted separately as a class to elect the director(s) that represent such class.

The holders of each class of common stock have cumulative voting rights with respect to the election of directors, which means that the shareholders of each class have a number of votes equal to the number of shares of such class held by each shareholder, multiplied by the number of directors to be elected by such class. A shareholder can cast all of its votes in favor of one candidate, or distribute them among the directors to be elected, as the shareholder may decide. Shareholders also have cumulative voting rights in the election of directors who represent all classes of shares of the Bank’s common stock.

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The Board of Directors established March 12, 2012 as our record date. Therefore, only shareholders of record of our common stock at the close of business on March 12, 2012 (the “record date”), may vote, either in person or by proxy, at the Annual Meeting. Each shareholder is entitled to one vote for each share of common stock that owned on the record date.

As of December 31, 2011, there were an aggregate of 37,131,942 shares of all classes of the Bank’s common stock issued and outstanding. Set forth below are the number of shares of each class of the Bank’s common stock issued and outstanding as of December 31, 2011:

Class of Shares of Common Stock	Number of Shares Outstanding as of December 31, 2011
A	6,342,189
B	2,531,926
E	28,257,827
F	0
Total	37,131,942

As of December 31, 2011, the Bank was not directly or indirectly owned or controlled by another corporation or any foreign government, and no person was the registered owner of more than 8.7% of the total outstanding shares of voting capital stock of the Bank.

Outstanding Shares and Quorum

The following table sets forth information regarding the Bank’s shareholders that are the beneficial owners of 5% or more of any one class of the Bank’s voting stock, on December 31, 2011:

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	As of December 31, 2011
	Number of Shares	% of Class	% of Total Common Stock
Class A Common Stock
Banco de la Nación Argentina (1) Bartolomé Mitre 326 1036 Buenos Aires, Argentina	1,045,348	16.5	2.8
Banco do Brasil (2) SBS Quadra 1-Bloco A CEP 70.0070-100 Brasilia, Brazil	974,551	15.4	2.6
Banco de Comercio Exterior de Colombia Edif. Centro de Comercio Internacional Calle 28 No. 13A-15 Bogotá, Colombia	488,547	7.7	1.3

Banco de la Nación (Perú) Ave. Republica de Panamá 3664 San Isidro, Lima, Perú	446,556	7.0	1.2

Banco Central del Paraguay Federación Rusa y Sargento Marecos Asunción, Paraguay	434,658	6.9	1.2

Banco Central del Ecuador Ave. 10 de Agosto N11- 409 y Briceño Quito, Ecuador	431,217	6.8	1.2

Banco del Estado de Chile Ave. Libertador Bernardo O’Higgins 1111 Santiago, Chile	323,413	5.1	0.9

Sub-total shares of Class A Common Stock	4,144,290	65.4	11.2
Total Shares of Class A Common Stock	6,342,189	100.0	17.1

Class B Common Stock	Number of Shares	% of Class	% of Total Common Stock
Banco de la Provincia de Buenos Aires San Martin 137 C1004AAC Buenos Aires, Argentina	884,461	34.9	2.4

Banco de la Nación Argentina Bartolomé Mitre 326 1036 Buenos Aires, Argentina	295,945	11.7	0.8

The Korea Exchange Bank 181, Euljiro 2GA Jungu, Seoul, Korea	147,173	5.8	0.4

Sub-total shares of Class B Common Stock	1,327,579	52.4	3.6
Total Shares of Class B Common Stock	2,531,926	100.0	6.8

Class E Common Stock	Number of Shares	% of Class	% of Total Common Stock
Brandes Investment Partners, LP (3) 11988 El Camino Real, Suite 500 San Diego, California 92130	3,216,456	11.4	8.7

LSV Asset Management (4) 1 N. Wacker Drive, Suite 4000 Chicago, Illinois 60606	1,572,530	5.6	4.2
Sub-total shares of Class E Common Stock	4,788,986	17.0	12.9
Total Shares of Class E Common Stock	28,257,827	100.0	76.1

Class F Common Stock	Number of Shares	% of Class	% of Total Common Stock
Total Shares of Class F Common Stock	0	0.0	0.0
Total Shares of Common Stock	37,131,942		100.0

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(1)	Does not include an aggregate of 14,061 class E shares corresponding to former Directors’ entitlements under the 2008 Stock Incentive Plan, that were issued to their employer, Banco de la Nación Argentina.
(2)	Does not include an aggregate of 15,259 class E shares corresponding to former Directors’ entitlements under the 2003 Restricted Stock Plan and the 2008 Stock Incentive Plan that were issued to their employer, Banco do Brasil.
(3)	Source: Schedule 13G (Amendment No. 10) filing with the U.S. Securities and Exchange Commission dated January 10, 2012.
(4)	Source: Schedule 13F filing with the U.S. Securities and Exchange Commission dated February 7, 2012.

The presence (in person or by proxy) of the holders of at least one half (½) of the total issued and outstanding shares of all classes of the Bank’s common stock, plus one additional share of the Bank’s common stock, is necessary to constitute a quorum at the Annual Meeting. The presence (in person or by proxy) of the holders of at least one half (½) of the issued and outstanding shares of each class of the Bank’s common stock electing directors at the Annual Meeting, plus one additional share of each such class, is necessary to constitute a quorum at the Annual Meeting for the purpose of electing such directors. If a quorum is not present at the Annual Meeting on Tuesday, April 17, 2012, at 10:00 a.m. (Panama time), then a second meeting will be held at 10:00 a.m. (Panama time) on Wednesday, April 18, 2012, at the same location, with the shareholders present (in person or by proxy) at such second meeting. At the second meeting, a quorum will be constituted by the shareholders present (in person or by proxy) at such meeting; and for the purpose of electing directors, a quorum will be constituted by the shareholders of each separate class of shares present (in person or by proxy) at such meeting.

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TO APPROVE THE BANK’S
AUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011

(PROPOSAL 1)

The Bank’s audited consolidated financial statements for the fiscal year ended December 31, 2011, were prepared by the Bank in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”), and were audited by the Bank’s independent registered public accounting firm, Deloitte, who expressed an unqualified opinion, in accordance with U.S. Generally Accepted Auditing Standards. At the Annual Meeting, the shareholders will vote to approve the Bank’s annual audited consolidated financial statements; however, the audited consolidated financial statements are not subject to change as a result of such vote. As has been customary at prior annual meetings of the Bank’s shareholders, officers of the Bank will be available to answer any questions that may be posed by shareholders of the Bank attending the Annual Meeting regarding the Bank’s consolidated financial results.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR
THE APPROVAL OF THE BANK’S AUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011.

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TO APPOINT DELOITTE AS THE BANK’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2012

(PROPOSAL 2)

The Board recommends that the shareholders appoint Deloitte as independent registered public accounting firm for the fiscal year ending December 31, 2012, as auditors of the Bank, to report on the Bank’s consolidated financial statements and to perform such other appropriate accounting services as may be required. The Bank has been advised by Deloitte that neither that firm nor any of its affiliates has any relationship with the Bank or its subsidiaries, other than the relationship that typically exists between independent auditors and their clients. Deloitte will have representatives present at the Annual Meeting who will have an opportunity to make a statement, if they so desire, and who will be available to respond to questions that may be posed by shareholders of the Bank attending the Annual Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR
THE APPOINTMENT OF DELOITTE AS THE BANK’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2012.

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ELECTION OF DIRECTORS

(PROPOSAL 3)

The Board consists of ten directors in accordance with the Bank’s Articles of Incorporation. Three directors are elected by the holders of the class A shares, five directors are elected by the holders of the class E shares, and two directors are elected by the holders of all classes of the Bank’s common stock. In the event the number of issued and outstanding class F shares is equal to or greater than 15% of the total issued and outstanding shares of all classes of the Bank’s common stock, the class F shareholders shall have the right to elect one director, and the total number of directors shall be increased from 10 to 11. As of the record date, there are no issued or outstanding class F shares.

Except for the Bank’s Chief Executive Officer, Mr. Jaime Rivera, all the members of the Board are independent under the terms defined by applicable laws and regulations, including rules promulgated by the U.S. Securities and Exchange Commission (the “SEC”) under the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), Section 303A of the rules of the New York Stock Exchange (the “NYSE”), and Agreement No. 04-2001 of the Superintendency of Banks of the Republic of Panama (“Superintendency”). Information regarding the independence determination of directors is included on the Bank’s website at http://www.bladex.com/Investors Center/Corporate Governance.

Members of the Board are elected at annual meetings of shareholders of the Bank, and each director serves a term of three years. Directors can be re-elected multiple times. In the election of members of the Board representing a class of shares of the Bank’s common stock, the votes of the holders of such class of shares are counted separately as a class.

The holders of each class of common stock have cumulative voting rights with respect to the election of directors representing such class. This means that a shareholder of each class has a number of votes equal to the number of shares of such class held by the shareholder multiplied by the number of directors to be elected by such class, and the shareholder can cast all of the votes in favor of one candidate or distribute them among all of the directors to be elected, or among two or more of them, as the shareholder may decide. Shareholders also have cumulative voting rights in the election of directors who represent all classes of shares of the Bank’s common stock.

At the Annual Meeting, common shareholders will be asked to elect three directors (one director to represent the holders of the class E shares of the Bank’s common stock, and two directors to represent the holders of all classes of shares of the Bank’s common stock) to the Board, each to serve a three-year term. The votes of the holders of the class E shares will be counted separately as a class for the purpose of electing the director to represent the holders of the class E shares. Each elected director will serve a three-year term. The Board has nominated Guillermo Güémez García to represent the holders of the class E shares, and Gonzalo Menéndez Duque and Jaime Rivera as directors to represent the holders of all classes of shares of the Bank’s common stock.

One Director Nominated for Re-election to Represent Holders of Class E Shares

With the recommendation of the Bank’s Nomination and Compensation Committee, the Board has nominated Guillermo Güémez García for re-election as director to represent the holders of the class E shares of the Bank’s common stock.

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Guillermo Güémez García has served as director on our Board since 1997. Mr. Güémez is member of the Board and chairman of the Risk Committee of Banco Santander (Mexico) S.A., chairman of the Audit Committee of Zurich Compañia de Seguros S.A. and Zurich Vida Compañia de Seguros S.A., member of the Senior Advisory Board of Oliver Wyman Financial Services, member of the Board of Directors of Zurich Santander Seguros Mexico S.A., member of the Board of Financiera Mexicana para el Desarrollo Rural S.A. de C.V. and member of the Investment Committee of Nacional Monte de Piedad IAP since 2012. Mr. Güémez has served as member of the Institute of International Finance Board of Director's Alumni Council, member of the Board of Directors of Zurich Compañia de Seguros S.A. and Zurich Vida Compañia de Seguros S.A., member of the Board of Directors and member of the Investment Committee of Afore Sura (former ING pension fund in México), member of the Strategy and Financial Committee of Nacional Monte de Piedad IAP, member of the Board of Geusa S.A. de C.V. and member of the Board of Fundación UNAM since 2011, and Chairman of the Advisory Board of the Bussiness School of Universidad Panamericana in Gudalajara since 2008. He served as Deputy Governor of Banco de Mexico from 1995 to 2010 and a Board Member of the National Insurance Commission and Casa de Moneda de Mexico since 1995. He served as President of the Executive Committee of Grupo Azucarero Mexico and Vice Chairman of Grupo de Embotelladoras Unidas, S.A. de C.V. from 1993 to 1994. Mr. Güémez served as Co-Chairman of the North American Committee, Board Member of Home Mart, S.A. de C.V. and Vice Chairman of the Board of Grupo Embotelladoras Unidas, S.A. de C.V. from 1992 to 1994. He served on the Mexican Business Coordinating Council for the North American Free Trade Agreement (“NAFTA”) in the capacity of Executive Director from 1990 to 1992. He was employed by Banco Nacional de Mexico (Banamex) in various capacities from 1974 to 1991, including Manager for Foreign Currency Funding and International Credits from 1974 to 1978, Representative in London from 1979 to 1981, Executive Vice President of International Treasury and Foreign Exchange, Exchange Controls and Ficorca from 1982 to 1986, and Executive Vice President for International Products from 1986 to 1990. Mr. Güémez founded and was President of Euromex Casa de Cambio and Euroamerican Capital Corporation from 1986 to 1990. He also has served as a Board Member of the Institute of International Finance and as a Board Member and Chairman of the Executive Committee of International Mexican Bank Ltd. Prior to that Mr. Güémez was employed by Bank of America Corporation in Mexico as Assistant Representative. Mr. Güémez’s qualifications to serve on the Board include his extensive background and professional experience in risk assessment, financial services and international banking.

Two Directors Nominated for Re-election to Represent Holders of All Classes of Common Stock

With the recommendation of the Bank’s Nomination and Compensation Committee, the Board has nominated Gonzalo Menéndez Duque and Jaime Rivera for re-election as directors to represent the holders of all classes of common stock.

Gonzalo Menéndez Duque has served as Director on our Board since 1990. Mr. Menéndez Duque is a senior director of the Luksic companies in Chile and serves as Director of the following Luksic group holding companies: Banco de Chile since 2001, Aguas de Antofagasta S.A. since 2004, Andsberg Investment Ltd. since 2007, Andsberg Ltd. since 2007, Antofagasta Group since 1997, Antofagasta PLC since 1985, Banchile Factoring S.A. since 2010, Holdings Quiñenco since 1996, Socofin S.A. since 2010, Compañía Sudamericana de Vapores S.A. and Sudamericana Agencias Aéreas y Marítimas S.A.-SAAM since 2011. In addition, he has served as President of Inversiones Vita since 2000, a Luksic group company. He also serves as Vice Chairman of Fundación Andrónico Luksic A. and Fundación Pascual Baburizza since 2005. Previously, Mr. Menéndez Duque served as Director and President of several companies related to Grupo Luksic since 1985, including the following: Banco de A. Edwards and related companies, Banco Santiago, Empresas Lucchetti, S.A., Banco O’Higgins, Banchile Corredores de Bolsa S.A. and Banchile Administradora General de Fondos. Mr. Menéndez Duque is the Chairman of our Board since 2002, and previously he was Chairman of our Board from 1995 to 1997. Mr. Menéndez Duque’s skills, leadership and managerial experience in large complex organizations of various industries which are subject to extensive regulations, and his experience as a board member in different companies, qualify him to serve on the Board.

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Jaime Rivera has served as a Director of the Bank since 2004, when he was appointed Chief Executive Officer. He joined the Bank in 2002 as Chief Operating Officer. Previously, Mr. Rivera served in various capacities for Bank of America Corporation, including positions in the U.S. as Managing Director of the Latin America Financial Institutions Group and the Latin America Corporate Finance team and on-site as General Manager in Brazil, Argentina, Uruguay and Guatemala, Marketing Manager in Chile, and as Manager of Latin America Information Systems in Venezuela. He has held Board positions with the Council of the Americas, the Florida International Bankers’ Association, and the Latin American Agribusiness Development Corporation. Mr. Rivera is a member of the International Advisory Committee (IAC) to the Board of Directors of the NYSE Euronext. He has an MBA degree from Cornell University, a master of science degree from Northwestern University, and a bachelor of science degree from Northrop University. Mr. Rivera’s academic background and his previous international banking experience throughout Latin America have provided him with the business skills, leadership and managerial abilities that qualify him to serve on the Board.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE HOLDERS OF CLASS E SHARES VOTE FOR THE RE-ELECTION OF GUILLERMO GÜÉMEZ GARCÍA AS A CLASS E DIRECTOR OF THE BANK AND THAT ALL classes of shares of the bank’S COMMON STOCK vote for the re-election of gonzalo menÉndez duque and jaime rivera AS DIRECTORS OF THE BANK REPRESENTING ALL CLASSES OF SHARES.

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TO APPROVE, ON AN ADVISORY BASIS, THE BANK’S EXECUTIVE COMPENSATION

(PROPOSAL 4)

In accordance with the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) enacted in 2010, an advisory vote on the frequency of stockholders votes on executive compensation was conducted in connection with the 2011 Annual Meeting of Shareholders. The Board recommended, and the Bank’s shareholders agreed, that the advisory vote on executive compensation be held on an annual basis. Upon review of the shareholder voting results concerning that proposal, the Bank’s Board of Directors and Compensation Committee determined that the Bank will hold an annual advisory vote on executive compensation. Accordingly, the Bank is providing shareholders with an advisory (non-binding) vote on compensation programs for the Bank’s executive officers (sometimes referred to as “say on pay”). This vote is not intended to address any specific item of compensation, but rather the overall compensation of the Bank’s executive officers as described in this proxy statement.

This vote is nonbinding. The Board and the Nomination and Compensation Committee, which is comprised of independent directors, expects to take into account the outcome of the vote when considering future executive compensation decisions to the extent they can determine the cause or causes of any significant negative voting results.

As described in detail under “Compensation of Executive Officers and Directors,” the Bank’s compensation programs are designed to attract, motivate and retain highly qualified executive officers who are able to achieve corporate objectives and create stockholder value. Equity compensation in the form of stock options and restricted stock units that are subject to further time-based vesting is a significant component of executive compensation. We believe that our compensation programs, with their balance of short-term incentives (including cash bonus awards) and long-term incentives (including equity awards that vest over four and up to five years) reward sustained performance that is aligned with long-term shareholder interests. Shareholders are encouraged to read “Compensation of Executive Officers and Directors” and the related narrative disclosure.

For the reasons outlined above, we believe that our executive compensation program is well-designed, appropriately aligns executive pay with the Bank’s performance and incentivizes desirable behavior. Accordingly, we are asking you to endorse our executive compensation program by voting for the following resolution:

“Resolved, that the shareholders approve, on an advisory basis, the compensation of the Bank’s executive officers as disclosed in the “Compensation of Executive Officers and Directors” and the related narrative disclosure in this Proxy Statement.”

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE FOREGOING RESOLUTION FOR THE REASONS OUTLINED ABOVE.

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INFORMATION AS TO THE BOARD, COMMITTEES,

NON-EXECUTIVE OFFICERS OF THE BOARD, ADVISORY COUNCIL AND EXECUTIVE OFFICERS OF THE BANK

Information as to Directors

The following table sets forth certain information concerning the directors whose terms do not expire in 2012 and who will continue to serve as directors following the Annual Meeting, including information with respect to each person’s current position with the Bank and other institutions, country of citizenship, the year that each director’s term expires, and their age.

Name	Country of Citizenship	Position Held With the Bank	Term Expires	Age
CLASS A
Esteban Alejandro Acerbo	Argentina	Director	2014	50
Director
Banco de la Nación Argentina
Argentina

Manuel Sánchez González	Mexico	Director	2014	61
Deputy Governor
Banco de Mexico
Mexico

João Carlos de Nobrega Pecego	Brazil	Director	2013	48
Regional General Manager - Head of Latin America
Banco do Brasil
Brazil

CLASS E
Mario Covo	U.S.A.	Director	2014	54
Chief Executive Officer
Finaccess International, Inc.
U.S.A.

Herminio Blanco	Mexico	Director	2013	61
Chief Executive Officer
Soluciones Estratégicas Consultoría
Mexico

Maria da Graça França	Brazil	Director	2013	63
Brazil

William D. Hayes	U.S.A.	Director	2013	68
President
Whaleco, Inc.
U.S.A.

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Esteban Alejandro Acerbo has served as Director of our Board since 2010. Mr. Acerbo has served as Director of Banco de la Nación Argentina and President of Nación Leasing since 2006. Mr. Acerbo has also served as main advisor of the Administrative Council on behalf of the partners and members of Garantizar – Sociedad de Garantías Recíprocas. He is President of Nación Reaseguros S.A., Compañía de Reaseguros. Mr. Acerbo is President of the following Commissions of Banco de la Nación Argentina: Commercial and Individual Banking since 2010 and from 2006 until 2008, Risk and Collection from 2008 to 2010 and Planning and Control from 2009 until 2010. He also has served as Vice President of the International Relations and Foreign Trade Commission of Banco de la Nación Argentina since 2008 and was Vice President of the Finance and Credit Policy Commission from 2006 to 2008. Mr. Acerbo was an Associate of the Treasury Division of the Ministry of Economy of Argentina in 2005, Advisor and associate in accounting, taxes and finance to the Chamber of Commerce, Industry and Production from 1991 to 2001. Prior to that, Mr. Acerbo was Principal of Estudio Acerbo y Asociados from 1989 to 2005, member of the Development Commission of the Production Office of the Daireaux Municipality, Argentina from 2001 to 2004 and associate in tax policy for the creation of industrial parks in different districts of the Buenos Aires Province in Argentina from 1999 to 2001. Mr. Acerbo’s professional experience in the fields of tax, accounting and finance qualify him to serve on the Board.

Manuel Sánchez González has been a Director of our Board since 2011. He has also served as Deputy Governor of Banco de México, Mexico’s central bank, since 2009. Prior to this appointment, he was Director of Investment at Valanza México, a private equity unit of BBVA Financial Group. He joined BBVA Bancomer Financial Group (formerly Bancomer Financial Group) in 1993 as Director of Financial Analysis and Investor Relations. From 1995 to 1997 he was Director of Planning and Finance of the Banking Services Division, and from 1997 to 2004 he served as the group’s Chief Economist. Prior to those positions he was Director General of the Center for Economic Analysis and Research at the Instituto Tecnológico Autónomo de México (ITAM).  Dr. Sánchez has been a Professor of Economics at ITAM and at various universities, including Boston College and the University of Chicago. He is the author of several articles published in books and specialized journals. He was coordinator and editor of the book Procesos de Privatización en América Latina, published in 1993, with contributions by research centers from Chile, Mexico, Colombia, and Argentina. He is also the author of Economía Mexicana para Desencantados, published in 2006, and has written op-ed articles for several newspapers and a column for Mexican newspaper Reforma. He has been a consultant for several companies and international institutions. Previous posts include Chief Economist at Grupo Vitro and Senior Economist at Grupo Industrial Alfa, in Monterrey, Mexico. Manuel Sánchez’s professional experience in the fields of finance and economics and his academic skills qualify him to serve on the Board.

João Carlos de Nóbrega Pecego has served as Director of our Board since 2010. Mr. Pecego has served as Vice President of Banco Patagonia, Argentina since 2011 and Regional General Manager – Head of Latin America of Banco do Brasil based in Argentina since 2009. He has been employed by Banco do Brasil in various capacities since 1978, holding the positions of Executive Regional Manager of the South Region of Brazil (Rio Grande do Sul, Santa Catarina and Parana) from 2006 to 2009, Executive Manager responsible for Corporate and Project Finance from 2003 to 2006, Executive Manager of the Corporate Area of Banco do Brasil in Sao Paulo from 2000 to 2003, Regional Superintendent of the Sao Paulo Unit from 1995 to 2000, General Manager of the main agencies of Banco do Brasil in Sao Paulo from 1990 to 1995, and in various other capacities from 1978 to 1990. Mr. Pecego’s professional experience related to the banking industry qualifies him to serve on the Board.

Mario Covo has served as Director of our Board since 1999 and Director of Bladex Asset Management Inc. (“Bladex Asset Management”) since 2008. Dr. Covo is the Managing Partner of Helios Advisors in New York. He was a founding partner of Finaccess International, Inc. in 2000 and of Columbus Advisors in 1995. Dr. Covo worked at Merrill Lynch from 1989 to 1995, where he was Head of Emerging Markets-Capital Markets. Prior to working for Merrill Lynch, Dr. Covo worked at Bankers Trust Company of New York from 1985 to 1989 as Vice President in the Latin American Merchant Banking Group, focusing on corporate finance and debt-for-equity swaps. Prior to that Dr. Covo was an International Economist for Chase Econometrics from 1984 to 1985, focusing primarily on Venezuela and Colombia. Dr. Covo’s qualifications to serve on the Board include his extensive background and experience in the financial services industry, and his exposure to the markets where the Bank operates.

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Herminio A. Blanco has served as Director of our Board since 2004.  Dr. Blanco is the founder and CEO of Soluciones Estratégicas Consultoría, in Mexico City. Dr. Blanco has been the Chairman of IQOM, a consulting corporation and a daily analytical electronic newspaper specializing in international trade in Latin America since 2005.  He has been a member of the Advisory Board of SSA Mexico since 2008. Dr. Blanco has served on the boards of Banorte and CYDSA since 2006, the United States Chamber of Commerce Foundation since 2005 and Arcelor Mittal Steel U.S. since 2004. He has been a member of the International Advisory Committee of Mitsubishi Corporation and the Trilateral Commission since 2000. He was the Secretary of Trade and Industry of Mexico from 1994 to 2000, the Undersecretary for International Trade and Negotiations from 1993 to 1994 and Mexico’s Chief Negotiator of the North American Free Trade Agreement (NAFTA) from 1990 to 1993. Dr. Blanco was one of the three members of the Council of Economic Advisors to the President of Mexico from 1985 to 1988. In addition, he was responsible for the negotiation of the Mexico-European Union and Mexico and the European Free Trade Area free trade agreements and various other free trade agreements with Latin American countries and with Israel. Dr. Blanco also contributed to the launching of negotiations for the free trade agreement with Japan. He was Assistant Professor of Economics at Rice University, in Houston, Texas from 1980 to 1985. Dr. Blanco served as senior advisor to the Finance Minister of Mexico from 1978 to 1980.  Dr. Blanco’s extensive experience and background in foreign trade and his academic and consulting skills qualify him to serve on the Board.

Maria da Graça França has served as Director of our Board since 2004. Ms. França served as Director of Internal Control of Banco do Brasil from 2006 to 2007. She also served in various other capacities during her tenure with Banco do Brasil, starting in 1971, including Head of North America and General Manager of Banco do Brasil, New York Branch from 2004 to 2005, Executive General Manager of the International Division in Brasilia, Brazil from 2002 to 2003, Regional Manager for the operations of the Bank in South America based in Argentina in 2002, General Manager of Banco do Brasil, Paris Branch from 1999 to 2002, Deputy General Manager of Banco do Brasil, Miami Branch from 1993 to 1999, General Manager of the department responsible for Banco do Brasil’s foreign network from 1992 to 1993, Deputy General Manager for foreign exchange from 1989 to 1992, Assistant Manager within the Risk Management Area from 1988 to 1989, Assistant Manager for foreign exchange internal controls from 1984 to 1987 and employee in the Foreign Exchange Department from 1971 to 1984. Ms. França’s qualifications to serve on the Board include her experience managing operations and internal controls in international banking.

William Dick Hayes has served as Director of our Board since 2004 and has served as a Director of Bladex Asset Management since 2008. Mr. Hayes has served as President of Whaleco, Inc., New York, Managing Director of MacGregor Design Development, LLC, Connecticut and since 1999, as Chairman and charter member of the Board of Directors and the Investment Committee of Tricon Forfaiting Fund Limited, Bermuda. He served as Managing Director-Emerging Markets and in various other capacities for West Merchant Bank, Chartered WestLB and Standard Chartered Merchant Bank from 1987 to 1999. Mr. Hayes served as Senior Vice President- Trading for Libra Bank Limited, New York Agency from 1986 to 1987, Principal of W.D. Hayes and Associates, California from 1984 to 1986, and in various capacities for Wells Fargo Bank, N.A., San Francisco, California from 1969 to 1984. Mr. Hayes’ qualifications to serve on the Board include his background in the financial services industry, experience in emerging markets, and exposure to international capital markets.

Information as to Non-Executive Officers of the Board (Dignatarios)

The following table sets forth the names, countries of citizenship and ages of the Board’s non-executive officers (dignatarios) and their current office or position with other institutions. Dignatarios are elected annually by the members of the Board. Dignatarios attend meetings of the Board, participate in discussions and offer advice and counsel to the Board, but do not have the power to vote (unless they also are directors of the Bank).

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Name	Country of Citizenship	Position held by Dignatario with the Bank	Age
Gonzalo Menéndez Duque Director Banco de Chile, Chile	Chile	Chairman of the Board	63

Maria da Graça França	Brazil	Treasurer	63

Ricardo Manuel Arango Partner Arias, Fábrega & Fábrega	Panama	Secretary	51

Board Leadership Structure

The Board recognizes that one of its key responsibilities is to evaluate and determine its optimal leadership structure so as to provide independent oversight of management.

The Bank currently separates the positions of Chief Executive Officer and Chairman of the Board. Jaime Rivera has served as Chief Executive Officer of the Bank since 2004 and Gonzalo Menéndez Duque has served as Chairman of the Board since 2002. Mr. Menéndez Duque serves as the Bank’s lead outside or independent director, and he is an independent director under the terms defined by applicable laws and regulations, including rules promulgated by the SEC under the Sarbanes-Oxley Act, Section 303A of the rules of the NYSE, and Agreement No. 04-2001 of the Superintendency. Mr. Menéndez Duque also qualifies as an “audit committee financial expert,” as defined in the rules enacted by the SEC under the Sarbanes-Oxley Act.

We believe that our current leadership structure promotes balance between the authority of those who oversee our business and those who manage it on a day-to-day basis.

Meetings of the Board and Committees

The Board conducts its business through meetings of the Board and through its committees. During the fiscal year ended December 31, 2011, the Board held 10 meetings. Each director attended an average of 95% of the total number of Board meetings held during the fiscal year ended December 31, 2011. All directors attended the prior year’s annual meeting.

The following table sets forth the five committees established by the Board, the current number of members of each committee and the total number of meetings held by each committee during the fiscal year ended December 31, 2011:

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Committee	Number of members	Total number of meetings held
Audit and Compliance Committee	4	7
Credit Policy and Risk Assessment Committee	5	5
Assets and Liabilities Committee	5	6
Business Committee	5	5
Nomination and Compensation Committee	4	8

Audit and Compliance Committee

The Audit and Compliance Committee is a standing committee of the Board. According to its Charter, the Audit and Compliance Committee must be comprised of at least three directors. The current members of the Audit and Compliance Committee are Herminio Blanco (Chairman), Gonzalo Menéndez Duque, Esteban Alejandro Acerbo and Maria da Graça França.

The Board has determined that all members of the Audit and Compliance Committee are independent directors under the terms defined by applicable laws and regulations, including rules promulgated by the SEC under the Sarbanes-Oxley Act, Section 303A of the rules of the NYSE, and Agreement No. 04-2001 of the Superintendency. In addition, at least one of the members of the Audit and Compliance Committee is an “audit committee financial expert,” as defined in the rules enacted by the SEC under the Sarbanes-Oxley Act. The Audit and Compliance Committee’s financial expert is Gonzalo Menéndez Duque.

The purpose of the Audit and Compliance Committee is to provide assistance to the Board in fulfilling its oversight responsibilities regarding the processing of the Bank’s financial information, the integrity of the Bank’s financial statements, the Bank’s system of internal controls over financial reporting, the performance of both the internal audit and the independent registered public accounting firm, the Bank’s corporate governance, compliance with legal and regulatory requirements and the Bank’s Code of Ethics. The Audit and Compliance Committee meets with each of the internal and independent auditors, and the Bank’s management to discuss the Bank’s audited consolidated financial statements and management’s discussion and analysis of financial condition and results of operations.

The Audit and Compliance Committee meets at least six times a year, as required by the Superintendency, or more often if the circumstances so require. During the fiscal year ended December 31, 2011, the committee met seven times.

The Audit and Compliance Committee, in its capacity as a committee of the Board, is directly responsible for the final approval of its recommendation to the shareholders for the renewal or replacement of the Bank’s independent auditors at the Annual Shareholders’ Meeting, the compensation of the independent auditors (including the pre-approval of all audit and non-audit services) and oversight of the independent auditors, including the resolution of disagreements regarding financial reporting between the Bank’s management and the independent auditors. The Bank’s independent auditors are required to report directly to the committee.

The Charter of the Audit and Compliance Committee requires an annual self-evaluation of the committee’s performance.

The Audit and Compliance Committee pre-approved all audit and non-audit services in 2011.

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The following table summarizes the fees paid or accrued by the Bank for audit and other services provided by Deloitte, the Bank’s independent registered public accounting firm, for each of the last two fiscal years:

	2011	2010
Audit Fees	$638,440	$595,000
Audit-Related Fees	$294,250	$277,000
Tax Fees	—	—
All Other Fees	—	—
Total	$932,690	$872,000

The Audit and Compliance Committee’s Charter may be found on the Bank’s website at http://www.bladex.com.

Credit Policy and Risk Assessment Committee

The Credit Policy and Risk Assessment Committee is a standing committee of the Board. The Board has determined that all members of the Credit Policy and Risk Assessment Committee are independent. The current members of the Credit Policy and Risk Assessment Committee are Mario Covo (Chairman), Gonzalo Menéndez Duque, Herminio Blanco, Guillermo Güémez García and João Carlos de Nóbrega Pecego.

The Credit Policy and Risk Assessment Committee is responsible for reviewing and recommending to the Board all credit policies and procedures related to the management of the Bank’s risks. The committee also reviews the quality and profile of the Bank’s credit facilities and the risk levels that the Bank is willing to assume. The committee’s responsibilities also include, among other things, the review of operational and legal risks, the presentation for Board approval of country limits and limits exceeding delegated authority, and the approval of exemptions to credit policies.

The Credit Policy and Risk Assessment Committee performs its duties through the review of periodic reports from Risk Management, and by way of its interaction with the Chief Risk Officer and other members of the Bank’s management. The committee meets at least four times per year. During the fiscal period ended December 31, 2011, the committee held five meetings.

The Credit Policy and Risk Assessment Committee Charter may be found on the Bank’s website at http://www.bladex.com.

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Assets and Liabilities Committee

The Assets and Liabilities Committee is a standing committee of the Board. The Board has determined that all members of the Assets and Liabilities Committee are independent directors. The current members of the Assets and Liabilities Committee are Guillermo Güémez García (Chairman), Mario Covo, William Dick Hayes, João Carlos de Nóbrega Pecego and Manuel Sánchez González.

The Assets and Liabilities Committee is responsible for reviewing and recommending to the Board all policies and procedures related to the Bank’s management of assets and liabilities to meet profitability, liquidity, and market risk control objectives. As part of its responsibilities, the committee reviews and recommends to the Board, among other things, policies related to the Bank’s funding, interest rate and liquidity gaps, liquidity investments, securities investments, derivative positions, funding strategies, and market risk.

The Assets and Liabilities Committee carries out its duties by reviewing periodic reports that it receives from the Bank’s management, and by way of its interaction with the Executive Vice President-Senior Managing Director, Treasury & Capital Markets and other members of the Bank’s management. The committee meets at least four times per year. During the fiscal year ended December 31, 2011, the committee held six meetings.

The Assets and Liabilities Committee Charter may be found on the Bank’s website at http:// www.bladex.com.

Business Committee

The Business Committee is a standing committee of the Board. The Board has determined that all members of the Business Committee are independent directors. The current members of the Business Committee are William Dick Hayes (Chairman), Gonzalo Menéndez Duque, Herminio Blanco, Mario Covo and João Carlos de Nóbrega Pecego.

The Business Committee’s primary responsibility is to support the Bank’s management with business ideas and strategies and to provide follow-up on the business directives of the Board. The committee’s main objective will always be to improve the Bank’s efficiency in the management of the Bank’s various business units.

The Business Committee meets at least four times per year. During the fiscal year ended December 31, 2011, the committee held five meetings.

The Business Committee Charter may be found on the Bank’s website at http:// www.bladex.com.

Nomination and Compensation Committee

The Nomination and Compensation Committee is a standing committee of the Board. No member of the Nomination and Compensation Committee can be an employee of the Bank. The Board has determined that all members of the Nomination and Compensation Committee are independent under the terms defined by applicable laws and regulations, including rules promulgated by the SEC under the Sarbanes-Oxley Act, Section 303A of the rules of the NYSE, and Agreement No. 04-2001 of the Superintendency. The current members of the Nomination and Compensation Committee are Maria da Graça França (Chairman), Esteban Alejandro Acerbo, William Dick Hayes and Manuel Sánchez González.

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The Nomination and Compensation Committee meets at least five times per year. During the fiscal year ended December 31, 2011, the committee held eight meetings.

The Nomination and Compensation Committee’s primary responsibilities are to assist the Board by identifying candidates to become Board members and recommending nominees for the annual meetings of shareholders; by making recommendations to the Board concerning candidates for Chief Executive Officer and other executive officers and counseling on succession planning for executive officers; by recommending compensation for Board members and committee members, including cash and equity compensation; by recommending compensation for executive officers and employees of the Bank, including cash and equity compensation, policies for senior management and employee benefit programs and plans; by reviewing and recommending changes to the Bank’s Code of Ethics; and by advising executive officers on issues related to the Bank’s personnel.

The Nomination and Compensation Committee will consider qualified director candidates recommended by shareholders. All director candidates will be evaluated in the same manner regardless of how they are recommended, including recommendations by shareholders. For the current director nominees, the committee considers candidate qualifications and other factors, including, but not limited to, diversity in background and experience, industry knowledge, educational level and the needs of the Bank. Shareholders can mail any recommendations and an explanation of the qualifications of the candidates to the Secretary of the Bank at Calle 50 and Aquilino de la Guardia, P.O. Box 0819-08730, Panama City, Republic of Panama.

Although the Bank does not have a formal policy or specific guidelines for the consideration of diversity by the Nomination and Compensation Committee in identifying nominees for director, diversity is one of the factors the Nomination and Compensation Committee considers. The Nomination and Compensation Committee generally views and values diversity from the perspective of professional and life experiences, and recognizes that diversity in professional and life experiences may include considerations of gender, race, national origin or other characteristics, in identifying individuals who possess the qualifications that the Committee believes are important to be represented on the Board. The current composition of the Bank’s Board of Directors, where out of a total of ten (10) members, six (6) different nationalities are represented, reflects the importance given to diversity by the Nomination and Compensation Committee.

The Charter of the Nomination and Compensation Committee requires an annual self-evaluation of the committee’s performance.

The Nomination and Compensation Committee Charter may be found on the Bank’s website at http://www.bladex.com.

Mr. Jaime Rivera is the only executive officer that serves as a member of the Board. None of the Bank’s executive officers serve as a director or a member of the Nomination and Compensation Committee, or any other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of the Board or the Nomination and Compensation Committee. None of the members of the Nomination and Compensation Committee has ever been an employee of the Bank.

Advisory Council

The Advisory Council was created by the Board in April 2000 pursuant to the powers granted to the Board under the Bank’s Articles of Incorporation. The duties of Advisory Council members consist primarily of providing advice to the Board with respect to the business of the Bank in their areas of expertise. Each member of the Advisory Council receives $5,000 for each Advisory Council meeting attended. The aggregate amount of fees for services rendered by the Advisory Council during 2011 amounted to $25,000. During the fiscal year ended December 31, 2011, the Advisory Council met once. The Advisory Council meets when convened by the Board.

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The following table sets forth the names, positions, countries of citizenship and ages of the members of the Advisory Council of the Bank.

Name	Position	Country of Citizenship	Age

Roberto Feletti	Member of the National Chamber of Deputies, President of the Congressional Budgetary and Treasury Commission of Argentina	Argentina	53

Roberto Teixeira da Costa	Board Member	Brazil	77
	Sul America, S.A.

Carlos Martabit	General Manager, Finance Division	Chile	58
	BancoEstado

Santiago Perdomo	President	Colombia	54
	Banco Colpatria, Red Multibanca Colpatria

Alberto Motta Jr.	President	Panama	65
	Inversiones Bahia Ltd.

Enrique Cornejo	Director	Peru	55
	Soluciones Consultores Internacionales SAC

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Executive Officers

Set forth below are the executive officers of the Bank.

Name	Position	Country of Citizenship	Age

Jaime Rivera	Chief Executive Officer	Guatemala	58

Rubens V. Amaral Jr.	Executive Vice President,	Brazil	52
	Chief Commercial Officer

Gregory D. Testerman	Executive Vice President,	United States	49
	Senior Managing Director,
	Treasury & Capital Markets

Miguel Moreno	Executive Vice President,	Colombia	58
	Chief Operating Officer

Miguel A. Kerbes	Senior Vice President,	Uruguay	52
	Chief Risk Officer

Christopher Schech	Senior Vice President,	Germany	46
	Chief Financial Officer

Gustavo Díaz	Senior Vice President,	Colombia	49
	Controller

Julio C. Aguirre	Vice President,	Panama	44
	Chief Compliance Officer

Manuel Mejía-Aoun	Chief Investment Officer	Panama	53
	Bladex Asset Management Inc.

Jaime Rivera has served as a Director of the Bank since 2004, when he was appointed Chief Executive Officer. He joined the Bank in 2002 as Chief Operating Officer. Previously, Mr. Rivera served in various capacities for Bank of America Corporation, including positions in the U.S. as Managing Director of the Latin America Financial Institutions Group and the Latin America Corporate Finance team and on-site as General Manager in Brazil, Argentina, Uruguay and Guatemala, Marketing Manager in Chile, and as Manager of Latin America Information Systems in Venezuela. He has held board positions with the Council of the Americas, the Florida International Bankers’ Association, and the Latin American Agribusiness Development Corporation. Mr. Rivera is a member of the International Advisory Committee (IAC) to the Board of Directors of the NYSE Euronext. He has an MBA degree from Cornell University, a Master of Science degree from Northwestern University, and a Bachelor of Science degree from Northrop University.

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Rubens V. Amaral Jr. has served as Executive Vice President, Chief Commercial Officer of the Bank, and the alternate to the CEO since April 2004. He previously served as General Manager and Managing Director for North America of Banco do Brasil, New York Branch, from 2000 to 2004. Mr. Amaral served in various capacities with Banco do Brasil since 1975, holding the positions of Managing Director of the International Division and alternate member of the board of directors in 1998, Executive General Manager of the International Division in Sao Paulo from 1998 to 2000, Deputy General Manager in the New York Branch in charge of the Trade Finance and Correspondent Banking Department from 1994 to 1998, Head of Staff of the International Division from 1993 to 1994 and Advisor, Head of Department and General Manager in the Trade Finance Area at the International Department Division – Head Office from 1989 to 1993. Mr. Amaral also served as a representative in banking supervision for the Central Bank of Brazil from 1982 to 1988. Mr. Amaral has also had active participation in different Institutions in the banking industry, such as Trustee of the Board of Trustees of the Institute of International Bankers - IIB, member of the Advisory Board of the Center for Latin America Studies from the George Washington University, member of the International Advisory Council at Bankers Association for Finance and Trade - BAFT, and Director of the Brazilian American Chamber of Commerce, in New York.

Gregory D. Testerman has served as Executive Vice President, Senior Managing Director, Treasury & Capital Markets of the Bank since 2007. Mr. Testerman has served as a Director of Bladex Asset Management since 2006. Mr. Testerman previously served as Senior Vice President and Treasurer of the Bank from 2005 to 2006. Mr. Testerman served in various capacities with Banco Santander Central Hispano, S.A. from 1986 to 2003, including General Manager, Miami Agency, from 1999 to 2003, General Manager, Tokyo Branch and Country Manager in Japan from 1995 to 1999, Vice President, Head of Financial Control, Benelux and Asia Pacific, from 1991 to 1995, Second Vice President, Special Credit Valuation Assignment, London Branch, in 1991, Second Vice President, Treasury Operations Manager, Belgium, from 1989 to 1991, and Second Vice President, Management Reporting, Belgium, from 1986 to 1989. Mr. Testerman began his career with The Chase Manhattan Bank, N.A. and served as Assistant Treasurer in Belgium in 1986, after completing his training at the bank’s headquarters in New York, from 1984 to 1986.

Miguel Moreno has served as Executive Vice President, Chief Operating Officer since July 2007. He previously served as Senior Vice President and Controller of the Bank since September 2001. He was a Management Consulting Partner for PricewaterhouseCoopers LLP, Bogotá, Colombia, from 1988 to 2001, and served as Vice President of Information Technology and Operations for Banco de Crédito, Bogotá, Colombia, from 1987 to 1988. Mr. Moreno served as Chief Executive Officer of TM Ingeniería, Bogotá, Colombia, from 1983 to 1987, and as Head of Industrial Engineering Department, Los Andes University, Colombia, from 1982 to 1984. Mr. Moreno was employed by SENA, Colombia, as Chief of the Organization and Systems Office, from 1977 to 1981, and served as Advisor to the Minister for the Finance and Public Credit Ministry of Colombia, from 1976 to 1977.

Miguel A. Kerbes has been in charge of the Risk Department of Bladex since 2000, serving as Senior Vice President, Chief Risk Officer for the Bank since July 2002, and as Vice President, Risk Management from 2000 to 2002. Mr. Kerbes has over 34 years of experience in risk management at prominent international financial institutions in Latin America. He served as the Risk Officer, Southern Cone Area for Banco Santander, with domicile in Chile, from 1995 to 2000, overseeing the Country Risk Managers for the area. From 1992 to 1995 he served with Bank of Boston, Chile as the Risk Director for credit and treasury risks and as Senior Risk Officer. From 1989 to 1992, Mr. Kerbes participated in the start-up of ING Bank in Chile, continuing as its Risk Officer. He had previously served with ING Bank in Uruguay and participated in the start-up of ING Bank from 1982 to 1992 the Bank’s diverse subsidiaries in Argentina, Uruguay and Chile.

Christopher Schech has served as Chief Financial Officer of the Bank since September 2009. Previously, Mr. Schech served as Chief Financial Officer in the Region International division at Volvo Financial Services, part of AB Volvo Group based in Gothenburg, Sweden, covering operations in Latin America, Eastern Europe, Asia and Australia. Prior to that, Mr. Schech served in various capacities in Audit, Finance, and Business Development at General Electric Company (GE), from 1996 to 2008. Mr. Schech’s background also includes serving in various positions in the Financial Services Audit Division at Coopers & Lybrand Deutsche Revision in Frankfurt, Germany, from 1990 to 1996.

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Gustavo Díaz has served as Senior Vice President Controller of the Bank since September 2009. Prior to joining the Bank, he served as Chief Audit Executive for Central American Bank for Economic Integration (CABEI) in Tegucigalpa, Honduras covering operations in Central America, from 2000 to 2009. Prior to that, he served as Director of Internal Audit and Chief Compliance Officer for Corporación Financiera del Valle (Corfivalle) in Colombia, from 1994 to 2000. Mr. Díaz was External Auditing Manager for KPMG in Colombia and Chile, from 1985 to 1994 specializing in the financial industry. Mr. Díaz has CIA, CFSA, and CCSA certifications, granted by The Institute of Internal Auditors (IIA) and AML/CA certification granted by FIBA and FIU.

Julio C. Aguirre has served as Vice President - Chief Compliance Officer of Bladex since February 2002.  Previously, Mr. Aguirre served as Finance Manager at Banco Internacional de Panamá (BIPAN), where he was responsible for all matters related to Compliance for the bank and its subsidiaries.  Mr. Aguirre holds a CP/AML certification granted by FIBA and FIU, is a member of the Money Laundering Prevention Committee – FELABAN, is President of the Compliance Officers Committee of Panama’s Banking Association (ABP) and is President of the Organizing Committee of the Hemispheric Congress for the Money Laundering Prevention of the Panama Banking Association.

Manuel Mejía-Aoun has served as Chief Investment Officer of Bladex Asset Management since November 2005, and as a Director of Bladex Asset Management since 2008. Mr. Mejía-Aoun has over 25 years of investment experience in emerging markets. Prior to joining the Bank, he was Chief Executive Officer of Maxblue, Deutsche Bank’s first personal financial consultancy business, focusing on high net worth investors in Latin America. Prior to that he headed the Latin American Foreign Exchange and Local Money Markets Sales and Trading Group at Deutsche Bank. In 1995, Mr. Mejía-Aoun served as Chief Emerging Markets Strategist at Merrill Lynch, covering fixed income securities in Latin America, Eastern Europe, Africa and Asia. From 1987 to 1995, he established and headed the Emerging Markets Trading Group at Merrill Lynch.

Compensation of Executive Officers and Directors

The Nomination and Compensation Committee has reviewed and discussed this “Compensation of Executive Officers and Directors” section with the Bank’s management, and based on this review and discussion, the Nomination and Compensation Committee has recommended to the Board that the following “Compensation of Executive Officers and Directors” be included in the Bank’s Proxy Statement for 2012.

Executive Officers Compensation

The aggregate amount of cash compensation paid by the Bank during the year ended December 31, 2011, to the executive officers employed in Bladex’s Head Office as a group for services in all capacities was $2,875,092. During the fiscal year ended December 31, 2011, the Bank accrued, and paid on February 23, 2012, performance-based bonuses to the Bank’s executive officers in the aggregate amount of $1,303,000.

In addition, the aggregate amount of salaries and revenue sharing earned by the executive and non-executive employees of Bladex Asset Management during the year ended December 31, 2011, as a group, for services in all capacities, was $1,215,382.

In February 2008, the Board approved the 2008 Stock Incentive Plan (the “2008 Plan”), which allows the Bank to grant restricted shares, restricted stock units, stock options and/or other similar compensation instruments to the directors, executive officers and other non-executive employees of the Bank.

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On February 15, 2011, the Bank granted 68,652 restricted stock units and 57,243 stock options to executive officers of the Bank. The Bank granted an additional 25,844 restricted stock units and 14,810 stock options to other non-executive employees of the Bank. These stock options have an exercise price of $17.81 and an expiration date of February 15, 2018. The restricted stock units vest at a rate of 25% per year, measured from the award date, with vesting occurring on each anniversary of the award date. The options vest at a rate of 25% per year, measured from the award date, with vesting occurring on each anniversary of the award date. As of December 31, 2011, the compensation cost charged against the Bank’s 2011 income in connection with these restricted stock units and stock options was $301,056 and $45,970 respectively. The total remaining compensation cost of $1,241,243 will be charged over a period of 3.13 years.

The Bank sponsors a defined contribution plan for its expatriate officers. The Bank’s contributions are determined as a percentage of the eligible officer’s annual salary, with each officer contributing an additional amount withheld from his salary. All contributions are administered by a trust through an independent third party. During 2011, the Bank charged to salaries expense $119,074 with respect to the contribution plan. As of December 31, 2011, the total amount set aside or accrued by the Bank in 2011 to provide pension, retirement or similar benefits for executive officers was approximately $255,109.

2011 Chief Executive Officer Compensation

The 2011 compensation of the Bank's Chief Executive Officer included a base salary of $300,000, a performance-based cash bonus of $250,000, a performance-based stock option and a restricted stock units grant with a value of $325,000, an aggregate 2011 contribution from the Bank to the Chief Executive Officer’s retirement plan account in the amount of $25,699, and limited perquisites and other benefits amounting to $10,450. In addition, the Chief Executive Officer has a contractual severance payment of $300,000 in the event of his termination without cause.

Results of the Advisory 2011 Say on Pay Shareholder Vote

At the Company’s annual meeting of shareholders held in April of 2011, our shareholders were asked to approve the Bank's fiscal 2010 executive compensation programs. A substantial majority (94%) of the votes cast on the say on pay proposal at that meeting were voted in favor of the proposal. The Nomination and Compensation Committee believes that these results affirm our shareholders’ support of the Bank’s approach to executive compensation, and therefore did not change its approach in 2011. The Nomination and Compensation Committee will continue working to ensure that the design of the Bank’s executive compensation program is focused on long-term shareholder value creation and emphasizes pay for performance.

Compensation and Risk

The Bank reviews and monitors the extent to which compensation practices and programs for senior executives and employees whose activities, individually or as a group, may create incentives for excessive risk taking.

In light of the actions referred to above, the Bank and the Board have not identified any risks arising from the Bank’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Bank. Furthermore, certain aspects of the executive compensation programs, such as the combination of performance-based short-term cash bonuses and performance-based long-term stock options, reduce the likelihood of excessive risk-taking, and instead create incentives for senior executives to work for long-term growth of the Bank.

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Board of Directors Compensation

Each non-employee director of the Bank receives an annual cash retainer of $40,000 for his or her services as a director and the Chairman of the Board receives an annual cash retainer in the amount of $85,000. This annual retainer covers seven Board and/or shareholders’ meetings. If the Board meets more than seven times, the Bank will pay each director an attendance fee of $1,500 for each additional Board and/or shareholders’ meeting. The Chairman of the Board is eligible to receive an additional 50% of the attendance fee for each such additional Board, shareholders or committee meeting attended.

The Chairman of the Audit and Compliance Committee receives an annual retainer of $20,000 and the Chairmen of the Assets and Liabilities Committee, Nomination and Compensation Committee, Credit Policy and Risk Assessment Committee, and Business Committee each receive an annual retainer of $15,000. The non-Chairman members of the Audit and Compliance Committee receive an annual retainer of $10,000 and the non-Chairman members of the Assets and Liabilities Committee, Nomination and Compensation Committee, Credit Policy and Risk Assessment Committee, and Business Committee, each receive an annual retainer of $7,500. These annual retainers cover seven meetings of the Audit and Compliance Committee and six meetings each of the Assets and Liabilities Committee, Nomination and Compensation Committee, Credit Policy and Risk Assessment Committee, and Business Committee. When the Audit and Compliance Committee has met more than seven times and the Assets and Liabilities Committee, Nomination and Compensation Committee, Credit Policy and Risk Assessment Committee, and Business Committee have each met more than six times, the Bank will pay an attendance fee of $1,000 for each additional committee meeting. The Chairman of each committee of the Board is eligible to receive an additional 50% for each additional committee meeting attended.

The aggregate amount of cash compensation paid by the Bank during the year ended December 31, 2011 to the directors of the Bank as a group for their services as directors was $797,750.

The aggregate number of restricted shares awarded during the year ended December 31, 2011, to non-employee directors of the Bank as a group under the 2008 Plan was 25,541 class E shares, equal to $50,000 for each non-employee director of the Bank and $75,000 for the Chairman of the Board. As of December 31, 2011, the total cost for these restricted shares amounted to $461,526 of which $41,957 was registered during 2011, and the remaining compensation cost of $419,569 for these restricted shares will be charged against income over a period of 4.55 years.

Beneficial Ownership

As of December 31, 2011, the Bank’s executive officers and directors as a group, beneficially owned an aggregate of 892,673 class E shares, representing approximately 3.16% (based on 28,257,827 class E shares outstanding as of December 31, 2011) of all issued and outstanding class E shares as of such date. “Beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. A person is deemed to be the beneficial owner of securities that can be acquired within 60 days from December 31, 2011 through the exercise of any option or through the vesting of any restricted stock or restricted stock units. Ordinary shares subject to options that are currently exercisable or exercisable within 60 days, or that constitute restricted stock or restricted stock units that will vest within 60 days, are deemed outstanding for computing the beneficial ownership percentage of the person holding such options, restricted stock or restricted stock units, but are not deemed outstanding for computing the ownership percentage of any other person.

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The following table set forth information regarding beneficial ownership of the Bank’s shares, including stock options, deferred equity units, and restricted stock units and holdings of unvested stock options, unvested deferred equity units, and unvested restricted stock units by the Bank’s executive officers as of December 31, 2011.

Name and Position of Executive Officer	Number of Shares Owned as of Dec. 31, 2011 (1)	Number of Shares that may be acquired within 60 days of Dec. 31, 2011 (2)	Total Number of Shares Beneficially Owned	Percent of Class Beneficially Owned		Stock Options (3)	Unvested Restricted Stock Units (2008 Stock Incentive Plan) (4)	Unvested Deferred Equity Units (5)
Jaime Rivera Chief Executive Officer	14,525	326,020	340,545	1.21%		493,891	23,322	0

Rubens V. Amaral Jr. Executive Vice President Chief Commercial Officer	20,294	199,378	219,672		*	342,963	28,321	0

Gregory D. Testerman Executive Vice President Senior Managing Director Treasury and Capital Markets	0	145,243	145,243		*	261,709	28,795	0

Miguel Moreno Executive Vice President Chief Operating Officer	0	29,926	29,926		*	138,691	10,365	0

Miguel A. Kerbes Senior Vice President Chief Risk Officer	0	47,911	47,911		*	99,087	6,481	0

Christopher Schech Senior Vice President Chief Financial Officer	0	1,657	1,657		*	0	4,971	0

Gustavo Díaz Senior Vice President Controller	0	946	946		*	0	2,841	0

Julio Aguirre Vice President, Chief Compliance Officer	586	4,754	5,340		*	7,307	391	128

Manuel Mejía-Aoun (6) Chief Investment Officer Bladex Asset Management	5,000	0	5,000		*	0	0	0

Total	40,405	755,835	796,240	-		1,343,648	105,487	128

*	Less than one percent of the outstanding class E shares.

(1)	Includes shares purchased by the executive and restricted stock units or Deferred Equity Units vested and transferred to the executive as of such date.
(2)	Includes vested indexed and traditional stock options, as well as options and restricted stock units that will vest within 60 days of December 31, 2011.
(3)	Includes 57,243, 273,014, 384,040, and 157,248 stock options granted to executives officers on February 15, 2011, February 9, 2010, February 10, 2009 and February 12, 2008, respectively, under the 2008 Plan. Also, an aggregate amount of 14,810, 147,763, 217,945and 75,155 stock options were granted to other non-executive employees under the 2008 Plan on February 15, 2011, February 9, 2010, February 10, 2009, and February 12, 2008 respectively. The exercise price and expiration date of these stock options are as follows: Grant of February 15, 2011, exercise price of $17.81 and expiration date of February 15, 2018, Grant of February 9, 2010, exercise price of $13.52 and expiration date of February 9, 2017; Grant of February 10, 2009, exercise price of $10.15 and expiration date of February 10, 2016, Grant of February 12, 2008, exercise price of $15.43 and expiration date of February 12, 2015. The figures in this column additionally include (i) 127,171 stock options granted to executive officers on February 13, 2007 under the Bank’s discontinued 2006 Stock Option Plan, or the 2006 Plan, with an exercise price of $16.34 and expiration date of February 13, 2014 and (ii) 136,733, 83,176 and 125,023 stock options granted to executive officers on January 31, 2006, February 1, 2005, and April 13, 2004 under the Bank’s discontinued indexed stock purchase option plan, or the Indexed Plan, with expiration date as follows: Grant of January 31, 2006, with an expiration date of January 31, 2016, Grant of February 1, 2005 with an expiration date of February 1, 2015 and Grant of April 13, 2004 with an expiration date of April 13, 2014.
(4)	Includes 51,492, 32,932, and 21,063 unvested restricted stock units granted to executive officers on February 15, 2011, February 9, 2010 and February 10, 2009 respectively, under the 2008 Plan; these restricted stock units vest 25% each year on the relevant grant date’s anniversary. Also, an aggregate amount of 25,844, 35,640, and 48,420 restricted stock units were granted to other non-executive officers under the 2008 Plan on February 15, 2011, February 9, 2010 and February 10, 2009 respectively.
(5)	Deferred Equity Units under the Bank's discontinued Deferred Compensation Plan.
(6)	The executive and non-executives of Bladex Asset Management are not eligible to receive grants under any of the equity compensation plans.

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The following table sets forth information regarding beneficial ownership of the Bank’s shares, including restricted shares, indexed stock options, and stock options and holdings of unvested restricted shares, unvested indexed stock options, and unvested stock options by members of the Bank’s Board, as of December 31, 2011:

Name of Director	Number of Shares Owned as of Dec. 31, 2011 (1)	Number of Shares that may be acquired within 60 days of Dec. 31, 2011 (2)	Total Number of Shares Beneficially Owned	Percent of Class Beneficially Owned		Stock Options (3)	Restricted Shares (4)
Esteban Alejandro Acerbo (5)	0	0	0		*	0	0
João Carlos de Nóbrega Pecego (6)	0	0	0		*	0	0
Manuel Sánchez González	0	0	0		*	0	2,767
Mario Covo	9,091	8,079	17,170		*	8,079	10,161
Herminio Blanco	28,616	8,079	36,695		*	8,079	10,161
Maria da Graça França	3,241	0	3,241		*	0	10,161
William Dick Hayes	5,486	8,079	13,565		*	8,079	10,161
Guillermo Güémez García	0	0	0		*	0	2,022
Gonzalo Menéndez Duque	13,641	12,121	25,762		*	12,121	15,240
Total	60,075	36,358	96,433	-		36,358	60,673

*	Less than one percent of the outstanding class E shares.
(1)	Includes class E shares purchased by the director or restricted shares vested and transferred to the director pursuant to the 2003 Restricted Stock Plan and the 2008 Plan as of such date.
(2)	Includes vested indexed and traditional stock options.
(3)	Includes (i) 9,536 stock options granted to directors on February 13, 2007 under the 2006 Plan, with an exercise price of $16.34 and expiration date of February 13, 2014 and 9,626, 7,970, 9,226 stock options granted to directors on January 31, 2006, February 1, 2005, and April 13, 2004 respectively, under the Indexed Plan, with expiration date as follows: Grant of January 31, 2006, with an expiration date of January 31, 2016, Grant of February 1, 2005 with an expiration date of February 1, 2015 and Grant of April 13, 2004 with an expiration date of April 13, 2014.
(4)	Includes unvested restricted class E shares granted under the Bank’s discontinued 2003 Restricted Stock Plan and the 2008 Plan. An aggregate amount of 25,541 restricted shares were granted to directors on July 18, 2011 under the 2008 Plan; these restricted shares granted under the 2008 Plan vest 20% each year on the relevant grant date’s anniversary.
(5)	6,779 class E shares corresponding to Mr. Acerbo’s entitlement under the 2008 Plan have been issued to his employer, Banco de la Nación Argentina.
(6)	6,779 class E shares corresponding to Mr. Pecego's entitlement under the 2008 Plan have been issued to his employer, Banco do Brasil.

For additional information regarding stock options granted to executive officers and directors, see Note 16 to the audited consolidated financial statements of the Bank for the fiscal year ended December 31, 2011.

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Corporate Governance Practices

The Board has decided not to establish a corporate governance committee. Given the importance that corporate governance has for the Bank, the Board decided to address all matters related to corporate governance at the Board level. Further, the Audit and Compliance Committee is responsible for promoting continued improvement in the Bank’s corporate governance and verifying compliance with all applicable policies.

The Bank has included the information regarding its corporate governance practices necessary to comply with Section 303A of the NYSE’s Listed Company Manual/Corporate Governance Rules on its website at http://www.bladex.com.

Shareholders, employees of the Bank, and other interested parties may communicate directly with the Board by corresponding to the address below:

Board of Directors of Banco Latinoamericano de Comercio Exterior, S.A.
c/o Mr. Gonzalo Menéndez Duque

Director and Chairman of the Board of Directors
Calle 50 and Aquilino de la Guardia

P.O. Box 0819-08730

Panama City, Republic of Panama

In addition, the Bank has selected EthicsPoint, an on-line reporting system, to provide shareholders, employees of the Bank, and other interested parties with an alternative channel to report anonymously, any actual or possible violations of the Bank’s Code of Ethics, as well as other work-related situations or irregular or suspicious transactions, accounting matters, internal audit or accounting controls. In order to file a report, a link is provided on the Bank’s website at http://www.bladex.com/Investors Center/Corporate Governance, under “Corporate Governance – Private Filing of Reports”.

Transactions with Related Persons

Certain directors of the Bank are executive officers of banks and/or other institutions located in Latin America, the Caribbean and elsewhere. Some of these banks and/or other institutions own shares of the Bank’s common stock and have entered into loan transactions with the Bank in the ordinary course of business. The terms and conditions of the loan transactions, including interest rates and collateral requirements, are substantially the same as the terms and conditions of comparable loan transactions entered into with other persons under similar market conditions. As a matter of policy, directors of the Bank do not participate in the approval process for credit facilities extended to institutions in which they are executive officers or directors, nor do they participate with respect to decisions regarding country exposure limits in countries in which the institutions are domiciled.

Code of Ethics

Our Code of Ethics regulates related party transactions and applies to all directors, officers and employees. Any transaction entered into with a related party must be assessed in the first instance by the Bank’s Legal Department to assess whether such transaction complies with the laws and regulations enacted by the Government of the Republic of Panama, the Securities and Exchange Commission of the United States or any other laws and regulations applicable to the Bank. The Code of Ethics requires that each individual deal fairly, honestly and constructively with governmental and regulatory bodies, customers, and suppliers and it prohibits any individual’s taking unfair advantage through manipulation, concealment, abuse of privileged information or misrepresentation of material facts. Further, it imposes an express duty to act in the best interests of the Bank.

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All members of the Bank are required to avoid any situation that might cause a conflict of interest among the Bank, its clients, shareholders, directors, and members of the Advisory Council, suppliers and employees. Each member of the Bank is required to notify regarding any conflicts of interests as provided under the Code of Ethics.

The Code of Ethics also imposes additional requirements with respect to the Chief Executive Officer, the Chief Financial Officer and the Vice President, Accountant, including an obligation to adhere to high ethical business standards and to be sensitive about situations that could result in actual or apparent conflict of interest. Any violation of the Code of Ethics constitute grounds for disciplinary actions, including dismissal and possible legal action. In situations involving one of the above mentioned executives, where the appearance or the potential of a conflict of interests is involved, but where the executive does not believe that a significant conflict of interests exists, the executive is required to obtain approval from the Audit and Compliance Committee before getting involved in that situation.

The Code of Ethics also prohibits directors, officers and employees from competing with the Bank, using the Bank’s information, or such employee’s position, for personal gain, and taking corporate opportunities for personal gain.

The Code of Ethics also prohibits directors, officers, members of the Advisory Council and employees to buy or sell the Bank’ shares or securities, based on confidential or privileged information of material importance to the Bank and its businesses.

The Code of Ethics is posted on the Investor Relations section of the Bank’s website at http://www.bladex.com; you may also request a printed copy free of charge by sending a written request to our Corporate Secretary at the address listed on the cover of this proxy statement.

AUDIT AND COMPLIANCE COMMITTEE REPORT

The Audit and Compliance Committee currently consists of four members of the Board, each of whom is independent of the Bank and its management, based upon the standard adopted by the Board, which incorporates the independence requirements under applicable laws, rules and regulations. The members of the Audit and Compliance Committee have maintained independence through the year 2011. The Board has adopted, and annually reviews, the Audit Committee Charter. The Charter specifies the scope of the Audit Committee’s responsibilities and how it carries out those responsibilities.

The Audit and Compliance Committee has reviewed and discussed the Bank’s December 31, 2011 audited consolidated financial statements, along with management’s assessment of the effectiveness of the internal control over financial reporting. The Bank’s management has presented to the Audit and Compliance Committee that the Bank’s consolidated financial statements were prepared in accordance with U.S. GAAP. Also, the Audit and Compliance Committee met with the independent registered public accounting firm and has discussed the results of the audit performed and evaluation of the internal control over financial reporting. The Audit and Compliance Committee also has discussed with Deloitte the matters that independent registered public accounting firms must communicate to audit committees under Public Company Accounting Oversight Board (“PCAOB”) rules.

The Audit and Compliance Committee also has received from Deloitte the written disclosures and the letter required by the PCAOB’s Ethics and Independence Rule 3526, Communication with Audit Committees Concerning Independence, and has discussed with Deloitte the independence of Deloitte from the Bank. The Audit Committee also has considered whether the provision of non-audit services to the Corporation is compatible with Deloitte’s independence.

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Based on the review and discussions referred to above, the Audit and Compliance Committee recommended to the Board that the December 31, 2011 audited consolidated financial statements be included in the Bank’s Annual Report on Form 20-F for the year ended December 31, 2011.

Respectfully submitted,

Audit and Compliance Committee

Herminio Blanco, Chairman
Gonzalo Menéndez Duque
Esteban Alejandro Acerbo
Maria da Graça França

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SHAREHOLDERS PROPOSALS FOR 2013 ANNUAL MEETING

Any proposals that a shareholder wishes to have included in the Bank’s proxy statement for the 2013 annual meeting of shareholders, including, without limitation, any nomination of a director who the shareholder is entitled to elect, must be received by the Secretary of the Bank at Calle 50 and Aquilino de la Guardia, P.O. Box 0819-08730, Panama City, Republic of Panama, no later than January 14, 2013. In the event the proposal includes a nomination for a directorship, it must include material background information relating to the nominee to allow the Nomination and Compensation Committee to evaluate the nominee.

OTHER MATTERS

If any other matters should properly come before the Annual Meeting, proxies solicited hereby will be voted with respect to such other matters in accordance with the best judgment of the persons voting the proxies.

By Order of the Board of Directors,

Ricardo Manuel Arango
Secretary

March 15, 2012

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YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

We encourage you to take advantage of Internet or telephone voting. Both are available 24 hours a day, 7 days a week.

Internet and telephone voting is available through 11:59 PM Eastern Time the day prior to the shareholder meeting date.

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

VOTE BY INTERNET
http://www.proxyvoting.com/blx
Use the Internet to vote your proxy. Have your proxy card in hand when you access the web site.

OR

TELEPHONE
1-866-540-5760
Use any touch-tone telephone to vote your proxy. Have your proxy card in hand when you call.

OR

MAIL
To vote by mail, mark, sign and date your proxy card and return it in the enclosed postage-paid envelope.

If you vote your proxy by Internet or by telephone, you do NOT need to mail back your proxy card.

Your Internet or telephone vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card.

17688

▼ FOLD AND DETACH HERE ▼

THIS PROXY WILL BE VOTED AS DIRECTED, OR IF NO DIRECTION IS INDICATED, WILL BE VOTED "FOR" PROPOSALS 1, 2, 3 AND 4.

Please mark your votes as indicated in this example ☒

3. ELECTION OF DIRECTORS (Proposal 3)

3a. ELECTION OF ONE CLASS E DIRECTOR	FOR	WITHHOLD
Nominee: Guillermo Güémez García	☐	☐

3b. ELECTION OF TWO DIRECTORS TO REPRESENT THE HOLDERS OF ALL CLASSES OF SHARES OF THE BANK'S COMMON STOCK

Nominees:	FOR	WITHHOLD
1. Gonzalo Menéndez Duque	☐	☐
2. Jaime Rivera	☐	☐

Mark Here for Address Change or Comments **SEE REVERSE** ☐

NOTE: Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

Signature ____________________ Signature ____________________ Date __________

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BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

PROXY

The undersigned, revoking all previous proxies, hereby appoints Esteban Alejandro Acerbo, Maria da Graça França and William D. Hayes, or any one of them, each with full power of substitution, as proxy holder in place of the undersigned person, to vote all shares of Banco Latinoamericano de Comercio Exterior, S.A. (hereinafter called the "Bank") which the undersigned is entitled to vote at the Annual Meeting of Shareholders of the Bank to be held at the Panama Marriott Hotel, Calle 52 and Ricardo Arias, Panama City, Republic of Panama, on April 17, 2012 at 10:00 a.m. (Panama time), and at any postponements or adjournments thereof.

The shares represented by this proxy when properly executed will be voted in the manner directed herein by the undersigned. Unless otherwise specified in the squares provided or as indicated below, the undersigned's vote will be cast FOR proposals (1), (2), (3) and (4) and in the proxy holder's discretion with respect to any other business which may properly come before the Annual Meeting or any postponements or adjournments thereof. If any other matters properly come before the Annual Meeting of Shareholders or any postponements or adjournments thereof, the persons named in this proxy will vote in their discretion.

PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY USING THE ENCLOSED REPLY ENVELOPE

Address Change/Comments
(Mark the corresponding box on the reverse side)

SHAREOWNER SERVICES
P.O. BOX 3550
SOUTH HACKENSACK, NJ 07606-9250

(Continued and to be marked, dated and signed, on the other side)

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